DLA Piper LLP (US) 303 Colorado Street, Suite 3000 Austin, Texas 78701-4653 www.dlapiper.com Brent L. Bernell brent.bernell@us.dlapiper.com T 512.457.7044 F 512.721.2214

May 26, 2021
Via Edgar
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Spirgel, Office Chief

Matthew Crispino, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance Office of Technology

Washington, D.C. 20549

Re:	N-able, Inc.

Amendment No. 2 to Form 10

Filed April 14, 2021

File No. 001-40297
Ladies and Gentlemen:
On behalf of N-able, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 16, 2021 with respect to the Company’s Amendment No. 2 to the Registration Statement on Form 10 (the “Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 3 to the Registration Statement on Form 10 (the “Form 10”), which has been revised to address various of the Staff’s comments. The italicized and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses.
Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10. Page numbers used herein refer to the page numbers of Exhibit 99.1 (the “Information Statement”) to the Form 10.

Division of Corporation Finance
May 26, 2021

Risk Factors
The Cyber Incident has had and may continue to have an adverse effect on our business..., page 39
1.We note your response to prior comment 1. If your investigation of the Cyber Incident has revealed an earlier date for when the bad actors involved first gained access to your systems, you should disclose that date.
Response:  The Company respectfully advises the Staff that in response to the Staff's comment, the Company has revised its disclosures on pages 40-41 and 88-89 of the Information Statement.

Notes to Unaudited Pro Forma Combined Financial Statements
Note 3: Autonomous Entity Adjustments, page 72
2.We note from your disclosures on page 86 that for the year ended December 31, 2020, none of the $3.5 million of pre-tax expenses incurred by SolarWinds related to the Cyber Incident were allocated to the N-able business. We further note that in response to the Cyber Incident and in connection with the separation, you are working to further enhance security, monitoring and authentication of your solutions and expect to incur additional expense related to these efforts in future periods. Please explain why you did not include any adjustments in your pro forma financial statements for the estimated costs of the investigation or other costs you expect to incur in connection with the Cyber Incident. This would appear to be an "Autonomous Entity Adjustment". Describe the status of your investigation as it relates to N-able and the nature of the remaining tasks to be performed.
Response: The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised its disclosures on page 77 of the Information Statement to include the estimated costs to further enhance security, monitoring and authentication of the N-able solutions in its pro forma financial statements as an “Autonomous Entity Adjustment.” The Company also has revised its disclosures on pages 88-89 of the Information Statement to provide additional information regarding the status of the investigations into the Cyber Incident.

With respect to other costs related to the Cyber Incident, including the costs of SolarWinds’ investigations, the Company respectfully advises the Staff that in light of the indemnification obligations of SolarWinds related to the Cyber Incident contained in the separation agreement to be entered into between the Company and SolarWinds in connection with the separation, the Company does not believe an allocation of costs for the Cyber Incident would reflect the historical performance or future costs of the N-able business and accordingly, the Company has not included any adjustments in its pro forma financial statements with respect to such costs.

Division of Corporation Finance
May 26, 2021

Note 5: Management's adjustments, page 76

3.We note your placeholder for Management’s Adjustments. The explanatory notes must also include disclosure of the basis for and material limitations of each Management's Adjustment, including any material assumptions or uncertainties of such adjustment, an explanation of the method of the calculation of the adjustment, if material, and the estimated time frame for achieving the synergies and dis-synergies of such adjustment. Please note that we may have additional comments once this information is provided in a future amendment. We refer you to Article 11-02(a)(7) of Regulation S-X.
Response:  The Company respectfully advises the Staff that management has determined that no material management adjustments depicting synergies or dis-synergies have been identified that would enhance the understanding of the pro forma effects of the transaction for which there is reasonable basis for such adjustment. The Company has revised its disclosure on page 78 of the Information Statement to remove the table from the filing.
Management's Discussion and Analysis of Financial Condition and Results of Operations
SolarWinds Cyber Incident, page 87

4.We note your response to prior 3. Please revise to clarify your disclosures that state the threat actors had access to, and you believe exfiltrated, your source code and other confidential information from the shared SolarWinds environment. In this respect, describe in greater detail the scope and any potential impact of the exfiltrated source code to your systems, solutions, MSP partners and customers. Indicate the date you first became aware that threat actors had access to, and you believe exfiltrated, your source code. Tell us how you evaluated and assessed any contingent liabilities due to potential damages to your customers. We refer you to ASC 450-20-55-14.
Disclose any remediation efforts for your exfiltrated source code and steps you have taken or expect to take to support and protect your customers. Indicate whether any of your customers were notified of any impact to them and whether any indemnification clauses have be activated. Your revised disclosures should also describe the types of data or other confidential information exfiltrated from the shared SolarWinds environment. In addition, tell us your consideration of disclosing your exfiltrated source code and other confidential information from the shared SolarWinds environment as a subsequent event. We refer you to the guidance in ASC 855-10-50.

Response:  The Company respectfully advises the Staff that in response to the Staff's comment, the Company has revised its disclosure on pages 88-89 of the Information Statement. In addition, the Company advises the Staff that the Company is not aware of any of its customers having

Division of Corporation Finance
May 26, 2021

provided the Company with notice of claims for damages made pursuant to indemnification clauses with such customers.

In addition, the Company respectfully advises the Staff that it has evaluated any contingent liabilities due to potential damages to its customers consistent with ASC 450-20-55-14. As a result of the indemnification provisions under the separation agreement to be entered into between SolarWinds and the Company in connection with the separation, the Company determined that SolarWinds will be liable and obligated to indemnify the Company for liabilities due to potential damages to its customers relating to the Cyber Incident and that as a result thereof, an unfavorable outcome with respect to such unasserted claims and assessments is not probable and the amount of loss cannot reasonably be estimated. The Company therefore believes that, consistent with ASC 450-20-55-14, it does not have any contingent liabilities due to potential damages to its customers to record. The Company will continue to monitor and evaluate the status of the above matters and will include the disclosures required by ASC 450 as appropriate in future filings.

The Company also respectfully advises the Staff that in Amendment No. 2 to the Registration Statement, the Company evaluated subsequent events after the balance sheet date of December 31, 2020 through the date the financial statements were issued on March 1, 2021 per the guidance in ASC 855-10-50 and determined that as of such date, there were no additional subsequent events to disclose. For Amendment No. 3 to the Registration Statement, the Company has evaluated subsequent events after the balance sheet date of March 31, 2021 through the date the unaudited financial statements were issued on May 26, 2021 and determined as of such date, there were no additional subsequent events to disclose. The Company's evaluation of subsequent events included consideration of potential impacts on its financial statements related to exfiltrated source code and other confidential information from the shared SolarWinds environment. Based on the results of SolarWinds' investigations to date and as a result of the indemnification provisions under the separation agreement, each as discussed in the Information Statement, the Company determined that the recent Cyber Incident investigation developments were not expected to have a material financial effect on the Company and therefore do not necessitate disclosure as a subsequent event in the notes to the Company's financial statements.
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Division of Corporation Finance
May 26, 2021

We and the Company appreciate the Staff’s attention to the review of the Form 10. Please do not hesitate to contact me at (512) 457-7044 if you have any questions regarding this letter or the Form 10.

Very truly yours,

DLA Piper LLP (US)

/s/ Brent L. Bernell

Brent L. Bernell
Partner
DLA Piper LLP (US)

cc:	Jason Bliss (SolarWinds Corporation)

John Pagliuca (SolarWinds Corporation)

Tim O’Brien (SolarWinds Corporation)

John J. Gilluly III (DLA Piper LLP (US))

Drew M. Valentine (DLA Piper LLP (US))